Exhibit 1

FOR RELEASE JULY 25, 2003	CONTACT:	Debora Klaus
(403) 295-4566

NovAtel Reports Financial Results for the Second Quarter 2003

(Calgary, Alberta, Canada, July 25, 2003)— NovAtel Inc. (NASDAQ: NGPS), a global positioning systems manufacturer, today announced its financial results for the second quarter ended June 29, 2003.

Revenues in the second quarter 2003 were CDN $9.5 million (US $6.8 million) compared to CDN $7.9 million (US $5.7 million) in the similar period a year ago.  The Company is reporting net income from continuing operations for the second quarter 2003 of CDN $725,000 (US $519,000) or CDN $0.09 (US $0.06) per share compared to a net income from continuing operations of CDN $304,000 (US $218,000) or CDN $0.04 (US $0.03) per share in the similar period a year ago.

NovAtel’s financial results for the current and prior periods reflect the treatment of Mezure, Inc., in which NovAtel holds a 70% equity interest, as a discontinued operation.  Including the results of discontinued operations, the Company is reporting net income of CDN $745,000 (US $533,000) for the second quarter 2003 compared to net income of CDN $295,000 (US $211,000) in the second quarter of 2002.

“I’m pleased to report that our revenue in the second quarter 2003 was the second largest in NovAtel’s history,” said Jon Ladd, President and CEO.  “Overall, our results for the second quarter were in line with our internal expectations, despite the negative impact on our revenues of the weaker US dollar, which has fallen roughly 12% relative to the Canadian dollar since the beginning of the year.  Our revenues in the current quarter grew 20% over the comparable period of a year ago.  The majority of the second quarter’s year-over-year revenue growth was generated in our Special Applications business, which contributed $5.7 million in revenue, up 44% from a year ago.  Our shipments into the Geomatics market, largely through Point, Inc., our joint venture with Sokkia Co., Ltd., were higher than expected and we are starting to see certain positive trends in this part of our business. Our Aerospace and Defence business revenue was slightly below expectations, primarily due to the impact of the weaker US dollar and lower customer-funded engineering programs.  We were able to mitigate the impact of the weaker US dollar on revenue by managing expenses and through our hedging program, and achieved a profit for the second quarter 2003 that was above our target.”

“During the quarter, we accomplished a key milestone by finalizing the acquisition of CMC Electronics Inc.’s non-aviation GPS OEM L1 business.  We have started shipping product to customers and have a focused team working the transitional activities,” continued Ladd.

“The second quarter of 2003 marked our seventh consecutive quarter of positive operating cash flow,” added Werner Gartner, Executive Vice President and CFO.  “Looking forward to the balance of the year, including the benefit of the L1 business we acquired from CMC Electronics Inc., our current guidance for the full year 2003 is revenue of $36 million, down from our previous guidance of $38 million, due primarily to the weaker US dollar, and net income of $1.8 million, which is in line with our previous guidance.”

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the following:  the L1 GPS business; Point, Inc.; Mezure, Inc.; and the Company’s outlook for the remainder of 2003.

The company will have a conference call the same day at 4:30 p.m. ET.  Participants may access the NovAtel Inc. conference call by dialing 1-888-334-7880 (North America) or 416-695-7848 (International), reservation number T437345C.  This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.companyboardroom.com.

A replay of the conference call will be available until July 31, 2003 by dialing 1-866-518-1010 (North America) or 416-252-1143 (International), or until October 15, 2003 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor centre at www.companyboardroom.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others.   Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

NovAtel Inc. is a leading provider of precise global positioning and augmentation technologies designed to afford our customers rapid integration and superior return on investment. The Company’s core technology is being applied in diversified positioning markets around the globe including agriculture, mining, marine, surveying, unmanned systems and machine control. NovAtel is also the prime supplier of GPS ground reference receivers to national satellite-based augmentation systems worldwide including the U.S. WAAS, Europe EGNOS, Japan MSAS and China SNAS. For more information, visit www.novatel.com.

Certain statements in this news release, including financial guidance, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build product, product defects and the impact of industry consolidations,  together with the other risks and uncertainties described in the Company’s filings with the United States Securities and Exchange Commission.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in Canadian $ thousands - unaudited)

	June 29, 2003	December 31, 2002

ASSETS

Current assets:
Cash and short term investments	$9,135	$6,572
Accounts receivable	7,021	9,634
Related party receivables	1,203	730
Related party notes receivable	1,639	1,932
Inventories	3,977	4,780
Prepaid expenses and deposits	339	284
Total current assets	23,314	23,932

Capital assets	2,994	2,460
Intangible assets	2,268	1,902
Deferred development costs	2,593	2,596
Total assets	$31,169	$30,890

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$4,437	$5,848
Related party payables	1,586	327
Notes payable	2,081	2,418
Deferred revenue and customer deposits	595	531
Provision for future warranty costs	371	344
Capital lease obligation – current portion	95	92
Total current liabilities	9,165	9,560

Deferred gain on sale/leaseback of capital assets	624	685
Capital lease obligation – long-term portion	50	98
Total liabilities	9,839	10,343

Shareholders’ equity:
Capital stock	35,595	35,572
Contributed surplus	13	13
Deficit	(14,278)	(15,038)
Total shareholders’ equity	21,330	20,547
Total liabilities and shareholders’ equity	$31,169	$30,890

The following amounts relating to discontinued operations are included in the consolidated balance sheet:

Current assets of discontinued operations	$103	$132
Non-current assets of discontinued operations	$272	$285
Current liabilities of discontinued operations	$811	$892
Non-current liabilities of discontinued operations	$—	$—

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in Canadian $ thousands, except per share data - unaudited)

	Three months ended June 29,		Six months ended June 29,
	2003	2002	2003	2002
Revenues:
Product sales	$7,228	$6,502	$13,050	$12,723
NRE fees	2,286	1,423	3,363	2,443
Total revenues	9,514	7,925	16,413	15,166

Cost of sales:
Cost of product sales	3,406	3,067	6,166	5,937
Cost of NRE fees	1,144	933	1,763	1,640
Total cost of sales	4,550	4,000	7,929	7,577

Gross profit	4,964	3,925	8,484	7,589

Operating expenses:
Research and development	1,775	1,307	3,090	2,824
Selling and marketing	1,286	1,184	2,414	1,929
General and administration	993	1,013	1,863	1,940
Total operating expenses	4,054	3,504	7,367	6,693

Operating income	910	421	1,117	896

Interest income, net	55	18	98	28
Other expense	(220)	(126)	(406)	(352)

Income from continuing operations before income taxes	745	313	809	572

Provision for income taxes	20	9	21	18

Net income from continuing operations	725	304	788	554

Income (loss) from discontinued operations	20	(9)	(28)	(186)

Net income	$745	$295	$760	$368

Net income (loss) per share (basic)
Continuing operations	$0.09	$0.04	$0.10	$0.07
Discontinued operations	0.01	0.00	0.00	(0.02)
Net income (loss) per share	$0.10	$0.04	$0.10	$0.05

Weighted average shares outstanding (basic)	7,689	7,679	7,687	7,681

Net income (loss) per share (diluted)
Continuing operations	$0.09	$0.04	$0.10	$0.07
Discontinued operations	0.00	0.00	0.00	(0.02)
Net income (loss) per share (diluted)	$0.09	$0.04	$0.10	$0.05

Weighted average shares outstanding (diluted)	7,983	7,920	7,919	7,891